Filed Pursuant to Rule 424(b)(5)

Registration No. 333-214882

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated November 9, 2017

and Prospectus dated February 13, 2017)

CELLDEX THERAPEUTICS, INC.

Up to $18,000,000

Common Stock

This prospectus supplement amends and supplements the information in our prospectus, dated February 13, 2017, supplemented on November 9, 2017 (File No. 333-214882) (the “Prospectus”). This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

In accordance with the terms of the Controlled Equity OfferingSM sales agreement (the “Sales Agreement”), dated May 19, 2016, we entered into with Cantor Fitzgerald & Co., or Cantor Fitzgerald, we may offer and sell shares of our common stock from time to time through Cantor Fitzgerald, acting as sales agent.

On March 26, 2020, the date we filed our Annual Report on Form 10-K for the year ended December 31, 2019, our Prospectus became subject to the offering limits in General Instruction I.B.6 of Registration Statement on Form S-3.  At that time, based on the highest closing sale price of our common stock on the Nasdaq Capital Market, or Nasdaq, within the prior 60 days and the number of shares of our outstanding common stock held by non-affiliates, we were eligible under General Instruction I.B.6 to offer and sell up to at least $18,000,000 of shares of our common stock.

We are filing this prospectus supplement to amend the Prospectus to update the amount of shares we are eligible to sell under General Instruction I.B.6. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $18,000,000 from time to time through Cantor Fitzgerald. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement and Prospectus of which this Prospectus Supplement and the Sales Agreement Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “CLDX”. On March 26, 2020, the last reported sales price of our common stock on Nasdaq was $1.79 per share. As of March 26, 2020, the aggregate market value of our common stock held by non-affiliates, or the public float, pursuant to General Instruction I.B.6 of Form S-3 was $54,049,137, which was calculated based on 17,605,582 shares of our common stock outstanding held by non-affiliates as of March 26, 2020 and at a price of $3.07 per share, the last reported sale price for our common stock on February 21, 2020. As of the date hereof, we have not offered and sold any common stock pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Investing in our common stock involves risks. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 4 of the Prospectus, and in the risks discussed under similar headings in the documents incorporated by reference in this prospectus supplement and the Prospectus, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 27, 2020.